NEWMARKET GOLD REPORTS DRILL RESULTS FROM UNDERGROUND DELINEATION DRILLING ON
THE HARRIER SOUTH GOLD SYSTEM AT THE FOSTERVILLE GOLD MINE

Vancouver, B.C. – June 27, 2016 – Newmarket Gold (“Newmarket” or the “Company”) (TSX: NMI) (OTCQX: NMKTF) is pleased to report positive drill results from 57 underground holes, totaling 14,417 meters (m) from the Harrier South gold system at the Fosterville Gold Mine. Underground resource definition drilling, targeting down plunge extensions to the Harrier and Osprey gold system commenced in January, 2016. Drilling was targeted to further define previously identified mineralized trends and to assess the potential of Harrier Reserve expansion. These mineralized extensions lie directly down plunge from the existing Harrier mining area and drilling results suggest there is a strong potential for significant conversion of Mineral Reserves from this area. The Harrier South drilling target area is located approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves directly down plunge from the active Harrier mining area (Figures 1 & 2).

Highlights and Key Drill Intercepts at Harrier South Gold System, Fosterville Gold Mine

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Drilling in the Harrier South system continues to confirm near-mine gold mineralization with high- grade gold intercepts and indicates potential to extend Mineral Resources and Mineral Reserves south (down plunge).

•	New drilling results at the Harrier South gold system indicate an increasing grade profile with depth below the 4450mRL which is similar to the Lower Phoenix gold grade increase at a similar depth.
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Drilling on the Harrier Base Structure has returned high-grade mineralization containing the first recorded occurrence of visible gold in the Harrier system. Key intercepts include 22.13g/t Au(1) over 3.4m (Estimated True Width “ETW” 3.33m) in hole UDH1559 and 10.3g/t Au over 3.35m (ETW 3.27m) in hole UDH1596.

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Drilling on the Harrier Hanging Wall and Harrier Structures has returned high grade results including 13.46g/t Au over 3.35m (ETW 2.25m) in hole UDH1606, 10.78g/t Au over 4.65m (ETW 4.57m) in hole UDH1567 and 6.82g/t Au over 5.65m (ETW 5.37m) in hole UDH1577.

•	Drilling on the Osprey returned significant results including 11.99g/t Au over 3.4m (ETW 3.39m) in hole UDH1575 and 7.87g/t Au over 4.4m (ETW 4.27m) in hole UDH1663.
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Significant intercepts have been returned from intercepts on the Osprey Hanging Wall Structure with 14.25g/t Au over 3.6m (ETW 3.59m) in hole UDH1593 and on the Osprey Link Structure with 16.6g/t Au over 3.05m (ETW 3.05m) in hole UDH1619.

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The potential for East Dipping mineralization has also been identified through recent drilling with shallow east dipping structures interpreted over an approximate 300m strike length. The grade and continuity of this east dipping mineralized structure needs to be verified with further drilling.

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Based on the drill results returned from the initial phase of drilling, the Company plans to continue drilling the Harrier South gold system for the remainder of 2016 targeting the expansion of the gold system down plunge of Indicated Mineral Resources to facilitate Mineral Reserve evaluation.

(1)	Visible gold present in drill intercept, ETW – Estimated True Width, All drill results are presented in Table 1

Mr. Douglas Forster, President and Chief Executive Officer, Newmarket Gold commented: “We are very pleased to report results from our underground delineation drilling program on the Harrier South gold system at our flagship Fosterville Gold Mine. In addition to our successful advancement of the on-going Phoenix and Lower Phoenix gold system delineation and expansion drilling projects, we have been able to progressively advance another high potential resource target at Fosterville. Drilling has now defined an approximate 400m strike length across multiple mineralized lenses in the Harrier South gold system down plunge of the current mining front. Based on results returned to date, we are optimistic that Mineral Reserve conversion can be realized through this drilling. Importantly, the drilling has also reaffirmed an increasing grade profile with depth in the Harrier gold system and we intend to continue drilling with two drill rigs for the remainder of 2016 to further explore Mineral Reserve expansion opportunities.”

Harrier South Delineation Programs

Since January 2016, the Company has advanced its Harrier South underground delineation programs testing the southern down plunge extensions of the Harrier / Osprey mineralized system, completing 57 holes for 14,417m. The Harrier South drilling target area is located directly down plunge from the active Harrier mining area and Mineral Reserves, approximately 1.2km south of the Phoenix and Lower Phoenix Mineral Reserves (Figures 1 & 2). Since the commencement of ore production in March 2011, a total of 997Kt at 4.05 g/t Au for 130,000oz has been mined from Harrier to December 31, 2015. Ore sourced from Harrier continues to form part of the 2016 mine plan from a December 31, 2015 Mineral Reserve base of 47Kt at 3.45 g/t Au for 5,000oz.

Progressive drilling and geological modelling of the Harrier South system has confirmed the presence of 10 mineralized zones (Osprey, Osprey Link, Osprey Splays, Osprey Hanging Wall, Osprey Base, Harrier, Harrier Splay, Harrier Base, Harrier Hanging Wall and Harrier East Dipping) below the 4500mRL, which host significant gold mineralization (Figures 3 & 4). Mineralization has developed along a network of reverse thrust faults that transect east dipping shale and sandstone beds on the eastern limb of an anticline axis which is positioned footwall to the Fosterville Fault. Harrier mineralization primarily consists of disseminated arsenopyrite and pyrite, although recently minor amounts of stibnite and an occurrence of visible gold has been observed.

Osprey Structures

Recent definition drilling into the Osprey mineralized structures has targeted Indicated and Inferred Mineral Resources down to the 4450mRL closing drill spacing into approximately 25m x 25m, with the aim to increase resource confidence to enable robust reserve evaluation. Drill results reaffirm continuity of geological structures and have returned intercepts of variable width and grade. The most significant intercepts include 11.99g/t Au over 3.4m (ETW 3.39m) in hole UDH1575 and 7.87g/t Au over 4.4m (ETW 4.27m) in hole UDH1663 on the Osprey structure, 14.25g/t Au over 3.6m (ETW 3.59m) in hole UDH1593 on the Osprey Hanging Wall structure and 16.6g/t Au over 3.05m (ETW 3.05m) in hole UDH1619 on the Osprey Link structure (Figure 5 & 6).

A number of lower grade and narrower width drill intercepts have demonstrated the variable nature of mineralization along the Osprey structures however the width and strength of localized high–grade mineralization provides encouragement for reserve conversion in this zone.

Harrier Structures

Significant gold mineralization associated with the Harrier Base and Harrier Hanging Wall structures has been realized through increased definition drilling. Drill spacing on these structures has been closed into approximately 25m x 25m on these structures above 4320mRL and north of 4920mN.

Drill results returned on the Harrier Base structure include 22.13g/t Au(1) over 3.4m (ETW 3.33m) in hole UDH1559 which includes an occurrence of visible gold and 10.3g/t Au over 3.35m (ETW 3.27m) in hole UDH1596 (Figure 7). The Harrier Base structure exhibits the greatest offset of all of the mineralized reverse faults in the Harrier South system and associated mineralization. In some locations these mineralized structures are narrow in width but they have demonstrated high grades and good continuity. To date, drill results in this structure indicate an increasing grade trend with depth down plunge.

In support of the Harrier Base mineralization, strong results have also been returned on the Harrier Hanging Wall structure which includes significant intercepts of 13.46g/t Au over 3.35m (ETW 2.25m) in hole UDH1606, 10.78g/t Au over 4.65m (ETW 4.57m) in hole UDH1567 and 7.0g/t Au over 4.4m (ETW4.39m) in hole UDH1561 bolstering grades in this mineralized zone, particularly below the 4400mRL.

In addition, significant intercepts of gold mineralization have been realized on the Harrier structure including 6.82g/t Au over 5.65m (ETW 5.37m) in hole UDH1577 (Figure 8). The potential for East Dipping mineralization has also been identified through recent drilling with shallow east dipping structures interpreted over an approximate 300m strike length. The grade and continuity of this east dipping mineralized structure needs to be verified with further drilling.

Newmarket Gold is encouraged by drill results returned to date which indicate increasing mineralization grade profiles with depth and delineation drill programs will continue on the Harrier South gold system utilizing two diamond drill rigs for the remainder of 2016. Continued successful drilling could result in significant conversion of Mineral Reserves from this area by the end of 2016 and provide increased flexibility for the Fosterville operation, with the potential to maintain independent mining fronts from the Phoenix/Lower Phoenix gold system.

To view a PDF of the tables and figures as referenced in this press release please go to the following links:
http://media3.marketwire.com/docs/Table1and2.pdf

http://media3.marketwire.com/docs/Figures1to8.pdf

Qualified Person

Mark Edwards, MAusIMM (CP), MAIG, General Manager, Exploration, Newmarket Gold, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

QAQC information is provided at the bottom of Table 1.

ON BEHALF OF THE BOARD

“Douglas Forster”

Douglas Forster, M.Sc., P.Geo.
President & Chief Executive Officer

For further information, please contact:

Ryan King
Vice President, Investor Relations
Newmarket Gold, Inc.
T: 604.559.8040
E: rking@newmarketgoldinc.com www.newmarketgoldinc.com

About Newmarket Gold Inc.

Newmarket Gold is a Canadian-listed gold mining and exploration company with three 100% owned operating mines across Australia. The Company is focused on creating substantial shareholder value by maintaining a strong foundation of quality gold production, over 200,000 ounces annually, generating free cash flow and maintaining a large resource base as it executes a clearly defined gold asset consolidation strategy. The Company is focused on sustainable operating performance, a disciplined approach to growth, and building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Cautionary Note Regarding Forward Looking Information

Certain information set forth in this news release contains “forward-looking statements”, and “forward-looking information” under applicable securities laws. Except for statements of historical fact, certain information contained herein constitutes forward-looking statements, which include the Company’s expectations about its business and operations, and are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as “will”, “expects”, “anticipates”, “believes”, “projects”, “plans”, and similar expressions. These statements are not guarantees of future performance or outcomes and undue reliance should not be placed on them. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are included in this News Release or incorporated by reference herein, except in accordance with applicable securities laws.